SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period              to

COMMISSION FILE NUMBER 0-16960

GENLYTE THOMAS RETIREMENT

SAVINGS AND INVESTMENT PLAN

THE GENLYTE GROUP INCORPORATED

10350 ORMSBY PARK PLACE, SUITE 601

LOUISVILLE, KENTUCKY  40223

GENLYTE THOMAS RETIREMENT

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2003 and 2002

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN
Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Genlyte Thomas Retirement Savings

  and Investment Plan

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Genlyte Thomas Retirement Savings and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois

April 15, 2004

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
Assets
Investments (Note 3)	$69,428,949	$49,985,424

Receivables
Employer contributions	3,458,727	2,270,939
Participant contributions	385,998	532,343
	3,844,725	2,803,282

Net assets available for benefits	$73,273,674	$52,788,706

See accompanying notes to financial statements.

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Net appreciation of investments (Note 3)	$14,017,802
Interest and dividend income	775,661
14,793,463

Contributions
Employer	4,540,037
Participant	5,668,938
Rollovers	723,030
10,932,005

Total additions	25,725,468

Deductions from net assets attributed to:
Benefits paid to participants	4,624,748
Transfer of assets to another plan	615,752
Total deductions	5,240,500

Increase in net assets available for benefits	20,484,968

Net assets available for benefits
Beginning of year	52,788,706

End of year	$73,273,674

See accompanying notes to financial statements.

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Genlyte Thomas Retirement Savings and Investment Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan sponsored by Genlyte Thomas Group LLC (“the Company”).   The Plan holds as investments the common stocks of two members of the company, The Genlyte Group, Inc. and Thomas Industries, Inc..  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation:  Salaried participants are eligible to participate in the Plan upon commencement of employment.  Hourly and collective bargaining employees, if stated in the collective bargaining agreement, are eligible to participate on the January 1 or July 1 following the completion of six months of service.

Contributions:  Participants may contribute up to 15% of pretax annual eligible compensation (25% of compensation for non-highly compensated participants).  Participants may also contribute amounts representing distributions from other qualified plans.  The Plan allows eligible participants to make catch-up contributions in accordance with IRS regulations.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Eligible salaried participants and certain hourly participants who have completed 12 months of service will receive matching contributions of 50% of deferrals up to a maximum match of 3% of compensation.  Additional employer contributions are permitted at the discretion of the Company.  Employee deferrals and company contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and allocation of the Company’s contribution and the Plan’s earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of credited service (seven years prior to January 1, 2002).  A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Forfeitures:  During 2003, forfeited accounts of $223,838 were used to reduce employer contributions.  At December 31, 2003, no forfeitures were available to be used in the future.

Investment Options:  Each participant may direct their contributions into any of the investment options available under the Plan, including the common stock of Genlyte Group, Inc. and Thomas Industries, Inc., members of Genlyte Thomas Group, LLC.

Payment of Benefits:  On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Distributions are made in Genlyte Group, Inc. common stock or Thomas Industries, Inc. common stock to the extent the participant’s account is invested in these stocks, unless the participant elects to receive cash.  The remainder of their account is to be paid in a single lump sum.  In the event of a qualified financial hardship, the plan administrator can allow a participant to withdraw an amount to the extent of the participant’s immediate and heavy financial need with consideration of his or her vested account balance.

Transfer of Assets to Another Plan:  In 2003, assets were transferred from the Plan for participants at the Genlyte Thomas Group, LLC plant locations at Burgaw, North Carolina; Sonoma, California; Garland, Texas; Elgin, Illinois; San Marcos, Texas; and Carrollton, Texas into the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees.  The Plan was amended to remove these facilities from those eligible to participate in the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements are prepared on the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.  It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Administrative Fees:  Administrative expenses of the Plan have been paid by the Company.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Shares of mutual funds are valued using quoted market prices.  Common collective trusts are valued at the net asset value of shares held by the Plan at year-end as determined by the trustee.  Money market funds are valued at cost, which approximates fair value.

Concentration of Risk: At December 31, 2003, approximately 20% of the Plan’s assets were invested in Genlyte Group, Inc. and Thomas Industries, Inc. common stock.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2003	2002

Janus Advisor Balanced Fund	$4,528,023	$3,513,587
PIMCO Total Return Fund	4,660,279	3,916,868
Putnam Fund for Growth & Income	6,658,091	4,453,645
Putnam Voyager Fund	7,546,655	5,531,543
Putnam Asset Allocation-Balanced Portfolio	9,425,497	8,265,124
Putnam International Growth Fund	4,252,229	2,868,309
Putnam S&P 500 Index Fund	8,824,228	5,355,534
Putnam Money Market Fund	6,366,592	6,528,200
Genlyte Group, Inc. common stock	11,243,706	5,991,705

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$6,231,015
Common/collective fund	1,784,200
Common stock	6,002,587

$14,017,802

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid.  As of December 31, 2003 and 2002, amounts allocated to these individuals totaled $0 and $151,821, respectively.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter, however, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.  The Plan held the following party-in-interest investments at December 31, 2003 and 2002.

Name	Relationship	2003	2002

Putnam Investments.	Trustee	$46,360,049	$34,759,967
Genlyte Group, Inc.	Member of the Company	11,243,706	5,991,705
Thomas Industries, Inc.	Member of the Company	2,636,892	1,803,297

SUPPLEMENTAL SCHEDULE

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

Name of Plan Sponsor:  Genlyte Thomas Group, LLC

Employer Identification Number:  22-3600475

Three-Digit Plan Number:  032

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue	Rate of Interest, Par or	(d)	Current
(a)	or Borrower	Maturity Value	Cost	Value

		Mutual Fund
	Janus	Janus Advisor Balanced Fund	#	$4,528,023

	PIMCO	PIMCO Total Return Fund	#	4,660,279

*	Putnam Investments	Putnam Fund for Growth & Income	#	6,658,091

*	Putnam Investments	Putnam Investors Fund	#	1,111,179

*	Putnam Investments	Putnam Voyager Fund	#	7,546,655

*	Putnam Investments	Putnam OTC & Emerging Growth Fund	#	2,175,578

*	Putnam Investments	Putnam Asset Allocation– Balanced Portfolio	#	9,425,497

*	Putnam Investments	Putnam International Growth Fund	#	4,252,229

		Common/Collective Fund
*	Putnam Investments	Putnam S&P 500 Index Fund	#	8,824,228

		Money Market Fund
*	Putnam Investments	Putnam Money Market Fund	#	6,366,592

		Common Stock
*	Genlyte Group, Inc.	Genlyte Group, Inc.	#	11,243,706

*	Thomas Industries, Inc.	Thomas Industries, Inc.	#	2,636,892

				$69,428,949

*  Denotes party-in-interest

#  All investments are participant directed therefore cost information is not required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Retirement Savings and Investment Plan
(Name of Plan)

June 23, 2004	\s\ Raymond Zaccagnini
(Date)	(Signature)